Exhibit 3.51

ARTICLES OF AMENDMENT

TO

ARTICLES OF INCORPORATION

OF

CDA INTERCORP.

Pursuant to the provisions of section 607.1006, Florida Statutes, CDA InterCorp., a Florida corporation (the “Corporation”), hereby amends its Articles of Incorporation as follows:

1.             Article V, Section 1 is hereby amended to change the par value as follows:

Article V

Capital Stock

Section 1.               The Corporation is authorized to issue a total of ten million (10,000,000) shares of Capital Stock, consisting of five million (5,000,000) shares of Class A voting common stock, $.01 par value per share, and five million (5,000,000) shares of Class B nonvoting common stock, $.01 par value per share.

This Amendment was approved by the all the directors and sole shareholder of the Corporation by written consent dated July 29,1998 in accordance with the provisions of Sections 607.0704 and 607.0821, Florida Statutes.

Dated:  July 29, 1998

/s/ Carmine D’Amico
Carmine D’Amico
President